Exhibit 99.8

‘Ease of Use’ Has Just Become Easier with NICE RPA’s Latest Innovations extending the capabilities of NEVA for a Frictionless User Experience

In its newest RPA release, NICE addresses the ‘ease of use’ mega trend with improved clarity and continuity for the business analyst, the operations team and the frontline agent

Hoboken, N.J., June 22, 2022 – NICE (Nasdaq: NICE) today announced the launch of NICE Robotic Process Automation (RPA) version 7.7, extending the capabilities of NEVA (NICE Employee Virtual Attendant) for a more frictionless user experience. Three key innovative capabilities in the latest release include embedded on-screen web callouts for more seamless real-time agent guidance, an AI-powered business insights dashboard for accelerated and efficient decision making, and a next-generation connectivity watchdog that identifies disruptions, analyzes their business impact, and recommends the best option for repair. Together, these new capabilities improve employee experience while helping organizations maximize the value of their automation projects, delivering a better customer journey.

NEVA Assist, the desktop interface that provides employees with real-time next-best-action guidance, has been enhanced with NEVA In-App. This new user interface is embedded in a prominent on-screen location in call center applications used by employees every day, ensuring a seamless, consistent end-to-end experience. Easily tailored to suit web applications such as CRM systems, knowledge portals, and the like, NEVA In-App removes friction in employee activities while maintaining all of NEVA’s intelligent capabilities.

For the business analyst, RPA 7.7 offers an AI-powered dashboard summarizing all business-relevant metrics and insights in one place. This enables organizations to identify potential processes ripe for automation and employee coaching opportunities, accelerate their decision-making process, and provide more accurate, comprehensive, and informed analytical overviews. The new dashboards also provide an unbiased, actionable summary of ROI calculations based on objective factors and analysis of potential workflow optimizations.

In the service of efforts to provide resilient process automations, the new NICE RPA release includes the next-generation Connectivity Watcher. This AI-powered engine not only provides automatic alerts regarding connectivity breaks, but also presents the business impact of the disruption during run-time for each attended and unattended process automation. Connectivity Watcher then provides recommendations for restoring connectivity, including modifying the project if necessary to achieve the most effective result. Supporting all types of web and legacy applications, Connectivity Watcher helps organizations achieve consistent, frictionless automation.

Barry Cooper, President of NICE Enterprise Group, said, “As organizations continue to feel the pressure to ramp up their service delivery to address more complex, unpredictable and emotionally driven customer demands, the release of RPA 7.7 could not have come at a more opportune time. Smart AI, which underpins our most powerful NEVA features, needs to be leveraged to successfully handle customer scenarios in real time by empowering service agents to become more in tune with each customer's unique needs. It is also the key to the continuous improvement and growth of process automations with NICE RPA, which in turn supports business continuity and enhances both employee and customer experiences.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.